May 16, 2017

Via EDGAR

Mr. Larry Spirgel

Ms. Kathleen Krebs

Mr. Charles Eastman

Ms. Ivette Leon

Mr. Courtney Lindsay

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bright Scholar Education Holdings Limited (CIK No. 0001696355)

Response to the Staff’s Comments on

Amendment No. 1 to the Registration Statement on

Form F-1 filed on May 5, 2017 (Registration No.: 333-217359)

Dear Mr. Spirgel, Ms. Krebs, Mr. Eastman, Ms. Leon and Mr. Lindsay,

On behalf of our client, Bright Scholar Education Holdings Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 15, 2017 on amendment No. 1 to the Company’s registration statement on Form F-1 filed on May 5, 2017 (“Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing an issuer free writing prospectus (the “FWP”) via EDGAR to the Commission.

In addition, the Company is filing amendment No.2 to its registration statement on Form F-1 (“Amendment No. 2”) and certain exhibit via EDGAR to the Commission.

To facilitate your review, we have separately delivered to you today five courtesy copies of each of the FWP and Amendment No. 2, which was marked to show changes to Amendment No. 1.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Risk Factors, page 13

PRC Regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business, page 30

1.	To provide context, please expand your disclosures here and at page 135 of the Government Regulations section to quantify the specific statutory limits on your ability to loan or make capital contributions to your PRC subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 31,136 and 137 of the Registration Statement.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

May 16, 2017

Use of Proceeds, page 51

2.	We note that your listed uses of proceeds principally relate to operations conducted in the PRC with respect to the schools sponsored by your affiliated entity. We also note that you are only permitted under PRC laws and regulations to provide funding to your PRC subsidiaries through loans and capital contributions and to your affiliated entities through loans, subject to applicable government registration and approvals. Please revise to clarify how you would be able to use the offering proceeds for the stated purposes under applicable PRC education and exchange control regulations. As one example, clarify and revise your statement that you will use approximately 50% of the offering proceeds for “launching new schools” in light of the fact that neither the company nor its PRC subsidiaries are permitted to directly establish new schools, make equity investments in the schools or sponsor the schools. Please be more specific about intended uses of the offering proceeds by taking into account how you will move the funds into the PRC and to which entities. In this regard, if you intend to make loans to your PRC subsidiaries for specific purposes, disclose this fact, the intended amounts, and how your PRC subsidiaries would be permitted to use the funds within their business scopes and pursuant to PRC regulations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Registration Statement.

3.	Since you are only permitted to provide funding to your PRC subsidiaries through loans and capital contributions, please quantify the amount of loans and capital contributions you may currently make to each of your PRC subsidiaries as compared to the amount of proceeds you intend to use for the stated purposes. Disclose whether you intend to increase these amounts, and discuss how long it would take and how likely it would be that you would receive MOFCOM or other approvals for the increases.

In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 52, 136 and 137 of the Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

May 16, 2017

Enclosures

cc:	Junli He, Chief Executive Officer, Bright Scholar Education Holdings Limited

Dongmei Li, Chief Financial Officer, Bright Scholar Education Holdings Limited

Allan Lau, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

David T. Zhang, Partner, Kirkland & Ellis International LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP